UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Amendment No.  )*

Under the Securities Exchange Act of 1934

GARRISON CAPITAL INC.
(Name of Issuer)

Capital Stock, par value $0.001 per share
(Title of Class of Securities)

366554103
(CUSIP Number)

December 31, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 366554103

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Dock Street Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,288,126
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,288,126
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,288,126
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.7%
12	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 366554103

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Delfinco, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,288,126
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,288,126
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,288,126
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.7%
12	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 366554103

Item1.                               (a)                 Name of Issuer
Garrison Capital Inc.

(b)	Address of Issuer’s Principal Executive Offices
1290 Avenue of the Americas, Suite 914
New York, New York 10104

Item 2.	(a)	Name of Person Filing
Dock Street Capital, LLC
510 Feheley Drive
King of Prussia, PA 19406

Delfinco, LP
510 Feheley Drive
King of Prussia, PA 19406

(d)	Title of Class of Securities
Common stock, par value $0.001 per share

(e)	CUSIP Number
366554103

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:
Dock Street Capital, LLC: 1,288,126
Delfinco, LP: 1,288,126

Annette M. Madison (Chief Executive Officer) and Gregory G. Stahl (Chief Investment Officer) are executive officers of Dock Street Capital, LLC. Each of Dock Street Capital, LLC, Ms. Madison and Mr. Stahl disclaims beneficial ownership of all shares of common stock of the Issuer included in this report, and the filing of this report shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

CUSIP No. 366554103

(b)	Percent of class:
Dock Street Capital, LLC: 7.7%
Delfinco, LP: 7.7%

Percentages based on 16,758,779 outstanding shares of the Issuer’s common stock as of August 3, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2015.

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 0 for all Reporting Persons

(ii)	Shared power to vote or to direct the vote:
Dock Street Capital, LLC: 1,288,126
Delfinco, LP: 1,288,126

(iii)	Sole power to dispose or to direct the disposition of: 0 for all Reporting Persons

(iv)	Shared power to dispose or to direct the disposition of:
Dock Street Capital, LLC: 1,288,126
Delfinco, LP: 1,288,126

Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 366554103

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  October 9, 2015

DOCK STREET CAPITAL, LLC

By:	/s/ Annette M. Madison
Annette M. Madison
Chief Executive Officer

DELFINCO, LP

By:	Delfinco GP, LLC, its general partner

	By:	/s/ Annette M. Madison
Annette M. Madison
Chief Executive Officer

CUSIP No. 366554103

AGREEMENT

The undersigned agree that this Schedule 13G dated October 9, 2015 relating to the Common Stock, par value $0.001 per share of Garrison Capital Inc. shall be filed on behalf of the undersigned.

Date:  October 9, 2015

DOCK STREET CAPITAL, LLC

By:	/s/ Annette M. Madison
Annette M. Madison
Chief Executive Officer

DELFINCO, LP

By:	Delfinco GP, LLC, its general partner

	By:	/s/ Annette M. Madison
Annette M. Madison
Chief Executive Officer